ENCANA CORPORATION

NOTICE OF MEETING OF NOTEHOLDERS

     NOTICE IS HEREBY GIVEN that a meeting of the holders (collectively, the “Noteholders”) of $100,000,000 aggregate principal amount of 5.95% Medium Term Note Debentures (the “5.95% Notes”) of EnCana Corporation (“EnCana”) will be held in the Turner Valley Room, The Fairmont Palliser, 133 - 9th Avenue S.W., Calgary, Alberta, on Monday, August 8, 2005 at 10:30 a.m. (Calgary time).

     This Notice is given pursuant to the Indenture dated as of July 28, 1993 between Alberta Energy Company Ltd. (predecessor by way of amalgamation to EnCana) and The R-M Trust Company (now CIBC Mellon Trust Company) (the “Trustee”), as supplemented by the First Supplemental Indenture dated as of August 23, 1994 and the Second Supplemental Indenture dated as of January 1, 2003 (collectively, the “Indenture”), which Indenture provides for the issuance of the 5.95% Notes.

     The meeting is called pursuant to the provisions of the Indenture to consider and, if deemed advisable, to pass, with or without amendment, an extraordinary resolution (the “Noteholders’ Resolution”) to:

1.	assent to certain modifications (the “Amendment”) of the terms of the 5.95% Notes to provide EnCana with the right to redeem the 5.95% Notes at a price based on the Canada Yield Price (as defined in the Noteholders’ Information Circular); and

2.	transact such other business as may properly come before the meeting of Noteholders (the “Noteholders’ Meeting”) or any adjournment or adjournments thereof.

     The full text of the Noteholders’ Resolution is set out as Schedule A to the Noteholders’ Information Circular accompanying this Notice. To be effective, the Noteholders’ Resolution must be passed by the favourable votes of the holders of not less than 66 2/3% of the aggregate principal amount of 5.95% Notes represented and voted at the Noteholders’ Meeting or any adjournment or adjournments thereof. The meeting is a special and serial meeting under the Indenture because the Noteholders’ Resolution only affects the terms of the 5.95% Notes.

     Pursuant to the provisions of the Indenture, any extraordinary resolution passed at the Noteholders’ Meeting or at any adjournment or adjournments thereof shall be binding upon all the holders of the 5.95% Notes, whether or not present or represented at the Noteholders’ Meeting or at any adjournment or adjournments thereof.

     A Noteholder may attend and vote at the Noteholders’ Meeting or at any adjournment or adjournments thereof in person or may by instrument in writing under its hand duly appoint any person as proxyholder to be present and to vote for it at the Noteholders’ Meeting or at any adjournment or adjournments thereof. A proxyholder need not be a Noteholder. See “Proxy Information” in the accompanying Noteholders’ Information Circular, including “Advice to Beneficial Owners of 5.95% Notes”, and the accompanying form of proxy for full details. Noteholders will be entitled to one vote for each $1,000 principal amount of 5.95% Notes held.

     A completed Instrument of Proxy may be deposited not later than 3:00 p.m. (Calgary time) on the business day preceding the day of the Noteholders’ Meeting or any adjournment or adjournments thereof with the Trustee at its office listed in the accompanying form of proxy.

     In the event that the Noteholders’ Meeting shall be adjourned by reason of failure to attain a quorum, those Noteholders present in person or by proxy at the adjourned meeting may transact the business contemplated by this Notice.

     Copies of the meeting materials, consisting of (i) a letter from the Executive Vice-President & Chief Financial Officer of EnCana, (ii) this Notice of Meeting of Noteholders, (iii) the Noteholders’ Information Circular together with the schedule attached thereto, and (iv) an Instrument of Proxy, are being mailed to Noteholders of record as at the close of business on July 7, 2005.

     Dated at Calgary, Alberta this 12th day of July, 2005.

ENCANA CORPORATION

KERRY D. DYTE
Corporate Secretary